Exhibit 99.2

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

PRESS RELEASE

MAGNA AMENDS ITS NORMAL COURSE ISSUER BID TO

PERMIT PURCHASES BY WAY OF PRIVATE AGREEMENTS

March 22, 2013 Aurora, Ontario, Canada……Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has amended its current Normal Course Issuer Bid (the “Bid”) to allow for purchases outside the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) pursuant to exemption orders issued by a securities regulatory authority. Under the amended terms of the Bid, we may continue to purchase common shares under the Bid through the facilities of the TSX or the NYSE but may also purchase Common Shares by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority.

The Ontario Securities Commission (“OSC”) has issued an issuer bid exemption order permitting us to make private agreement purchases from two arm’s length third-party sellers. Any purchases of our Common Shares made by way of any such private agreement will be at a discount to the prevailing market price, may be made in tranches over time, and must otherwise comply with the terms of the OSC order, including that: only one such purchase is permitted per calendar week; any such purchase must occur prior to the Bid’s expiry on November 12, 2013; and the maximum number of Common Shares which may be purchased by way of all such private agreements cannot exceed 4,000,000, being one-third of the total number of Common Shares which may be purchased under the Bid. The maximum number of Common Shares purchased in any weekly tranche by way of private agreement will not exceed 750,000. All Common Shares purchased by way of private agreement will be included in computing the number of Common Shares purchased under our Bid, and information regarding each purchase, including the number of Common Shares purchased and aggregate price paid, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) following the completion of any such purchase.

Subject to regulatory requirements, the actual number of Common Shares to be purchased under the Bid, whether by way of any such private agreement or otherwise, and the timing of any such purchases will continue to be determined by us having regard to future price movements, our determination that such purchases would be an appropriate use of corporate funds and in the best interests of the Corporation, and other factors. All purchases will be subject to our normal trading blackouts.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 313 manufacturing operations and 88 product development, engineering and sales centres in 29 countries. Our 119,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid or pursuant to private agreements under an issuer bid exemption order issued by a securities regulatory authority. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; liquidity risks; risks arising due to the failure of a major financial institution; fluctuations in relative currency values; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.